FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 9/16
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Finance/Shareholder Meeting
Q. I’m confused by how much my shares will be worth in the new company. Can you please clear this up?
A. Following the merger, holders of America West Holdings Class B common stock will receive 0.4125 of a share of New US Airways Group common stock for each share of America West Holdings Class B common stock they own, according to the terms specified in the merger agreement.
To illustrate, let’s say you have 10 shares of AWA stock at $6.19 per share. Your total value is $61.90. With the new company, your shares will be worth $15 each; however you will only receive about 4.125 shares. The total value remains $61.90.
Q. For the shareholders meeting on the merger, voters with A shares held more weight than voters holding B shares. How were the common shareholders supposed to voice themselves if no company or union representative understood what their vote meant?
A. While it is true that the voting agreement gives more “weight” to Class A shares, which are held by Texas Pacific Group (TPG), it is worthwhile to note that an overwhelming 85.2 percent of Class B common stock was voted in favor of the merger as well. This is the type of stock held by individual investors and those investors receive the same information as Class A shareholders, meaning they should clearly understand the impact of their votes. When the Class A shares were factored in, total voting shares of America West approved the merger with more than 95.5 percent voting in favor.
Q. Why wasn’t the September 13 shareholder meeting webcast?
A. Webcasting is optional for shareholder meetings and this week’s meeting was considered less formal that the typical annual shareholder meeting, which is why our outside lawyers told us that a webcast was an unnecessary expense. In addition, we planned to show the 20-year video, which would have created a 15-minute gap in the webcast streaming since we would not be allowed to webcast it given it has commercial music in it. Instead, we invited employees to join in person.
Operations
Q. How soon after Day One will reservations agents be able to sell combined flights?
A. Reservations agents will be able to sell flights on the new US Airways beginning on Day One. Information regarding new city codes, the new route network and handling calls will be distributed prior to the close of the merger.
Q. Will there be any new flights added from the West to some of the current US Airways cities other than the hub cities?
A. When the deal closes, for the most part, routes remain status quo. The most significant change is that we may see AWA planes flying routes that were formerly US Airways routes; however, on the topic of new routes, initially we don’t expect to see a lot of new flying originating from outside of the hub cities.
Q. What is the intended role in the merged airline of the wholly owned regional airlines? We have heard all sorts of information concerning the mainline operation, but little about how Piedmont and PSA fit into the picture.
A. The plan is to support the mainline operation with 241 regional jets, including regionals (Mesa, etc.) and wholly-owned regionals. The wholly-owned regionals (PSA and Piedmont), which are part of US Airways, will continue to provide vital feed into the mainline network and serve cities that don’t demand a larger jet. As for the future of regionals, at this point, we don’t anticipate major route changes; however, we’ll keep employees informed as we learn more.
Q. Is Air Canada’s involvement a code-share agreement (regardless of the Star Alliance) or just a maintenance agreement?
The merged airline and Air Canada plan to work together through maintenance contracts, airport handling agreements and the eventual expansion of the Star Alliance agreement, which could include codesharing with Air Canada, consistent with the U.S.-Canada bilateral aviation agreement (which allows for increased integration of the two countries’ domestic air transportation networks).
Marketing
Q. Why was the past HP livery not represented in the five-city tour? Why are we not using the original America West color scheme in connection with the theme airplanes that were recently introduced?
A. The thought behind using the current paint scheme for the throwback plane was that it is a nice tribute to the paint scheme that represents the look of America West at the time of the merger and it preserves the look of America West as the public last knew it. Still, there’s a possibility that more than one aircraft will be dedicated to each former airline’s retro look, in which case, we may add the original AWA paint scheme.
Q. I have seen many comments about the placement of the Heritage logo on only one side of aircraft. Wouldn’t it be more appropriate, and more noticeable, if the logo were placed on the winglets a la the AWA logo?
A. The thought behind having the logo only on the passenger door side is that that side is the most visible area for something of that size on the aircraft. It’s meant to be seen by employees and customers alike. It’s a fairly complicated logo to have to paint on each plane and so we chose to reduce the time and money, no matter how small, and keep it in the one location only.
Q. I was wondering if, when we’re merged, we will conform to a whole new uniform design for the customer service group. What those uniforms might look like?
A. Employees shouldn’t expect to see a slew of new uniforms for the new company. While there may be some modifications, we don’t expect sweeping changes to current uniforms. The current uniform styles are very similar in terms of color, texture and style. Similar to the new livery, however, we will have a new addition to the uniform that reflects the new company. There are teams currently looking to add elements to the current uniforms that reflect the new airline. We’ll communicate more details as soon as the uniform plan is decided.
Labor/Employee Relations
Q. I work for a non-unionized work group at AWA. The same group at US Airways is unionized. How will the integration process work for us?
A. In the case where one airline’s group is not unionized, and the other airline’s corresponding group is, the National Mediation Board (NMB) gets involved to determine whether or not the non-represented group would be accreted into the unionized group. This will be handled on a case-by-case basis, so at this point; we don’t know specifics for our America West employees who believe themselves to be in this situation. When we have more definitive answers regarding integration for union and non-union work groups, we will provide an update.
Q. How does the company expect AWA employees to do the same job and make less than our US Airways counterparts? Shouldn’t we all have the same wages on day one?
A. This is one of the toughest parts of the merger, but with most of the merging groups being part of a union, we can’t make changes in pay without changing the current contract. All of the unions have policies in place regarding mergers or the combination of work groups.
In order for a new contract and pay to be established, the National Mediation Board (NMB) will get involved and make a decision on representation, regardless of the current status of negotiations. That decision will be driven by the number of bargaining unit members at US Airways and at America West.
Once the union is established for representing a particular group of employees, the company and union representatives will help define a new contract.
It’s also important to mention that, in many cases, US Airways employees’ compensation is very close to that of AWA employees, particularly when you take into consideration the entire “package” including health benefits, bonuses, 401(k), etc. Those similarities were important as the companies considered the merger and, although some discrepancies exist, those should be resolved in the early part of the transition.
Pay/Benefits
Q. Do you have an update on the non-rev travel benefits for the new company?
A. A dedicated team continues to work on the pass policy and we hope to announce the plan on or shortly after Day One. Knowing that the pass policy is of the utmost importance to employees, the team has worked with the goal of creating a plan that’s fair to both groups of employees. The plan will be announced as soon as possible.
Q. With the new benefits packets coming out this month, should we expect many changes in the offerings due to the merger?
A. Employees are receiving their benefits packages in the mail as we speak. What this means is that we’re progressing with benefits as a stand-alone company, since combined company benefits have not yet been determined. Likewise, US Airways employees will receive their enrollment info from their benefits team in the October timeframe.
For 2006, plan on completing benefits information as you have in the past. You may see some adjustments in the costs and offerings, due to the rising cost of healthcare; however everyone’s situation is unique. Look for more details (such as when and how to enroll) in the packet itself, and we’ll continue to update employees on any new benefits information.
Q. What will happen to the AWA 401(k) and the vesting schedule?
A. Initially, the 401(k) plan and vesting schedule will remain as is, because a new program has not been announced for the combined company. Any changes will be announced not only by the company, but also by Fidelity, our 401(k) provider.
General
Q. Are you going to issue new badges to everyone? Why can’t I keep my AWA badge?
A. Our goal is to eventually issue new badges to all employees of the new US Airways; however it is not a Day One initiative. A timeline for changing badges hasn’t been established yet, but when a process is put in place we’ll communicate it to all employees.

In regards to keeping your AWA badge, it’s not allowed because the FAA requires any airline-issued identification badge (that is no longer valid) be returned to the issuing airline. So, although we don’t yet have a badging plan in place yet, in order to get a new US Airways badge, you’ll probably have to turn in your current badge.
Q. What about putting the AWA logo on the new badges? All employees could have their own airline logo on the badge along with the US Airways name.
A. These are the kinds of ideas that generated the concept for the Heritage logo, because we all take a tremendous amount of pride in our original companies. As it relates to badging, adding a logo may create too much complexity, plus it would leave employees who were not from one of the four carriers (including future new hires) without a special symbol. Still, we’ll keep the suggestion in mind as we move forward with the badging process.
Q. In 1996 when HP was in financial trouble, I purchased a lifetime membership to the airport clubs. Will this membership be accepted in the US Airways Clubs when the merger is completed?
A. Yes the lifetime membership to the clubs will continue to be honored.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1,

2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.